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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2007

                        Commission File Number: 0-29350

                                  VASOGEN INC.
                (Translation of registrant's name into English)

              2505 MEADOWVALE BLVD., MISSISSAUGA, ONTARIO, L5N 5S2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [X]        Form 40-F   [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

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On May 18,  2007,  Vasogen  Inc.  filed in Canada on SEDAR its amended  interim consolidated financial statements for the three months ended February 28, 2007 (the "Amended Interim Financial Statements"). The Amended Interim Financial Statements give effect to the 10:1 common share consolidation that occurred on April 17, 2007. The Amended Interim Financial Statements are attached as
Exhibit 99.1 to this report and are incorporated herein by reference.




                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VASOGEN INC.



                                        By: /s/ Christopher J. Waddick
                                            ----------------------------------
                                            Name:  Christopher J. Waddick
                                            Title: Chief Operating Officer
                                                   and Chief Financial Officer



Date:   May 18, 2007


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                                 EXHIBIT INDEX
                                 -------------


EXHIBIT         DESCRIPTION
-------         -----------

   99.1         Interim Consolidated Financial Statements